

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 7, 2009

Kenneth E. Steben
Sage Fund Limited Partnership
c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
Rockville, MD 20850

Re: Sage Fund Limited Partnership
Form 10
Filed April 27, 2009
File No. 000-53639

Dear Mr. Steben:

We have completed our review of your filing and subsequent amendments and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief